Citigroup Funding Inc.
Pricing Sheet  No. 2012—MTNDG0326 dated December 17, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0326 dated December 3, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

1,573,000 Single Observation ELKS® Based Upon the Common Stock of Apple Inc.
Due June 20, 2013
PRICING TERMS – DECEMBER 17, 2012
Underlying shares:	Shares of common stock of Apple Inc. (the “underlying share issuer”)
Pricing date:	December 17, 2012
Issue date:	December 20, 2012
Aggregate principal amount:	$15,730,000
Stated principal amount:	$10 per security
Coupon:	7.00% per annum (3.50% for the term of the securities)
Coupon payment dates:	The 20th of each month, commencing January 20, 2013 and ending on the maturity date
Maturity date:	June 20, 2013
What you will receive at maturity:	For each $10 security you hold at maturity, the final coupon payment plus:
▪ If a downside event occurs:	a number of underlying shares equal to the equity ratio (or, if you elect, cash in an amount equal to the equity ratio multiplied by the closing price of the underlying shares on the valuation date)
▪ If a downside event does not occur:	$10 in cash

You may lose some or all of your investment in the securities.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:	A downside event will occur if the closing price of the underlying shares on the valuation date is less than the downside threshold price.
Downside threshold price:	$415.336 (80% of the initial share price)
Initial share price:	$519.17, the closing price of the underlying shares on the pricing date
Equity ratio:	0.01926, the stated principal amount divided by the initial share price
Valuation date:	June 17, 2013, subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Listing:	The securities will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. The securities are designed to be held to maturity.
CUSIP / ISIN:	17318Q350 / US17318Q3508
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security	$10.00	$0.15	$9.85
Total	$15,730,000	$235,950	$15,494,050
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.95 per security. For additional information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement. In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus. Unlike the coupon rate, the underwriting fee is not expressed on an annualized basis.

You should read this document together with the preliminary pricing supplement describing the offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated December 3, 2012
Product Supplement No. ES-01-01 dated May 9, 2012	Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Funding Inc. only. Apple Inc. is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including the product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the related product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.